Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 and related Prospectus of our report dated March 31, 2022, except with respect to the impact of the reverse stock split discussed in Notes 2 and 12, as to which the date is November 16, 2022 (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), relating to the consolidated financial statements of the Company as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, included in its Registration Statement on Form S-1 (File No. 333-268038), as amended, and to the reference to us under the heading “Experts” included in the Prospectus, which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

December 16, 2022